Filed by Infinera Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

The following communication was first made available on June 27, 2024.

Infinera Employees Q&A

IMPORTANT: CODE OF CONDUCT

Please remember that until the close, we continue to operate as separate and independent companies and it remains critical that we continue to serve our customers with excellence as an independent company. Importantly, please remember and abide by the following:

•

You should under no circumstances engage with anyone at Nokia, even if both Nokia and Infinera are present in your customer account. To do so carries serious penalties, even beyond jeopardizing the deal itself;

•	You must not encourage or permit your customer to share confidential information about Nokia with you: stop any such conversation immediately, politely but firmly;

•

You should at all times avoid speculating about the shape of a possible future portfolio, geographic footprint, etc. Not only has no decision been taken on any such matter, but no decision can be taken until the deal is approved and integration planning has taken place

Q1.	What happened today?

a.	We announced that Infinera has entered into a definitive agreement to be acquired by Nokia. Additional details surrounding the agreement can be found in the press announecement.

b.	The transaction is targeted to close in the first half of 2025 and is subject to certain regulatory approvals and other customary closing conditions, including approval by Infinera’s shareholders.

c.

Until the close of the transaction, Infinera and Nokia will remain separate, independent companies. That means we will continue to operate as an independent company and our priorities remain the same – serving our customers and executing against our strategic plan every day.

Q2.	Who is Nokia?

a.

Nokia is a B2B technology innovation leader in networking, bringing together the world’s people, machines, and devices to realize the potential of digital in every industry. Nokia’s technology solutions enable critical networks for communications service providers (CSPs) and enterprises around the world. Nokia operates in ~130 countries, has ~86,700 employees worldwide, and had net sales of €22.3B in 2023. Since 2000, the company has invested ~€150B in R&D and has a distinguished history of innovation with over 6,000 patents.

Q3.	What does this transaction mean for the future of Infinera?

a.

Upon the close of the transaction, Infinera will join Nokia’s Optical Networks Division, which is part of Nokia’s Network Infrastructure Business Group that encompasses the company’s IP Networks, Optical Networks, and Fixed Networks Business.

b.

We are excited about our combination with Nokia. Together, we expect to be a highly-scaled and truly global optical business that is very well positioned to serve customers around the world with end-to-end optical networking solutions.

c.

We expect that the combined business will have significant in-house capabilities, including an expanded world-class DSP development team, expertise across silicon photonics- and indium phosphide-based semiconductor material sciences, and deeper competency in vertically integrated photonic integrated circuit (PIC) technology. We expect the result to be a strong innovator in optics with a deep and diverse pool of optical networking talent and expertise.

d.	Nokia is an excellent partner for Infinera. With our combined scale and resources, we believe we will set the pace of innovation in our industry at a time when optics are more important than ever.

e.

The impact of optics is profound as it penetrates more broadly in the network, from subsea and long-haul to metro and inter-data center applications, and now inside the data center where AI workloads are creating challenging connectivity demands for customers.

f.

The volumes driven by these trends are expected to create new opportunties we can address with a larger, more compelling portoflio and our vertically integrated U.S.-based optical semiconductor technologies.

Q4.	Why is this happening now? What are the strategic benefits?

a.

The best time to double down on the optical industry is when it is growing in importance and you can see the opportunity ahead. The next step is to assemble the best team and execution tools – meaning a strong balance sheet, effective go-to-market strategy, great products, and a winning culture – to capitalize on that opportunity.

b.

Our Board of Directors considers all opportunities to maximize value for all stakeholders. The Board conducted a comprehensive review of this transaction and concluded that the offer from Nokia was in the best interest of Infinera and our shareholders.

c.

We believe this is a winning combination for Infinera, the industry, our customers, and our people. Scale is vitally important in the optical networks business and this combination will improve our customer offering through the benefits of scale. As a combined company, we expect to be able to accelerate innovation and the development of new products and serve more customers globally at a time when optics are more important than ever.

d.	In addition, in a larger organization with more scope and reach, we expect to create more opportunities for our people.

Q5.	How does Infinera fit into Nokia’s strategy?

a.	The strategies for Infinera and Nokia are aligned, and our expertise and skills as well as customer sets are highly complementary.

b.

Nokia began increasing its investment into its optical networking business in 2021 to strengthen its competitive position in the market. Since then, the company has made strong progress in customer engagement, scale, and financial performance.

c.

This transaction is expected to create a new and dynamic player in optical networks, with a 75% increase in Nokia’s scale. Together, we believe we can achieve scale quickly, reliably, and with strong customer benefits.

Q6.	How will this announcement change our product offerings, R&D, sales, and customer service?

a.	Until the transaction closes, Infinera and Nokia remain separate, independent companies, so there will be no change to our product offerings or our approach to R&D, sales, or customer support.

Q7.	What does this transaction mean for Infinera’s customers and partners?

a.	The expected advantages of this business combination are detailed in our press release.

b.

Infinera and Nokia are strong innovators in optical networks and have achieved remarkable success with customers. Both companies believe our combined set of products will be more complete, more compelling, and more competitive than they would be with the two companies operating separately. We believe this merger will be very positive for our customers.

Q8.	Can I talk to my customer/supplier about how they work with Nokia?

a.

No. Until the transaction is approved and closed, Infinera and Nokia remain separate, independent companies. If anyone offers to share any insider information about Nokia, you must immediately stop the conversation.

b.

Sharing confidential information between competitors is not permitted and this announcement does not change that. We must all comply with these rules to avoid derailing the transaction and the possibility of incurring substantial financial penalties.

Q9.	Can I reach out to my counterpart at Nokia as a friendly gesture and just avoid any business discussion?

a.

Until the deal is approved and closed, Infinera and Nokia remain separate, independent companies. With the exception of a very small group of people who are working directly on this transaction or integration plan, no one at Infinera should contact anyone at Nokia.

b.	This is vitally important to avoid derailing the transaction and the possibility of incurring substantial financial penalties.

Q10.	Why didn’t you tell us about the transaction ahead of time?

a.	Due to SEC disclosure regulations, we could not disclose this before we had a signed agreement. We shared this information with you as soon as we could.

Q11.	When is the transaction expected to close? What can we expect in the interim?

a.	The transaction is targeted to close in the first half of 2025 and is subject to certain regulatory approvals and other customary closing conditions, including approval by Infinera’s shareholders.

b.

Until the close of the transaction, Infinera and Nokia will remain separate, independent companies. At Infinera, our priorities remain the same – serving our customers and executing against our strategic plan every day. There are no changes to our roles, responsibilities, compensation, benefits, or other company policies at this time. Until the transaction closes, we will continue to operate the business as usual.

Q12.	What steps need to be completed prior to closing the transaction?

a.	We need to obtain approval of our shareholders and receive required regulatory approvals, in addition to achieving other customary closing conditions.

b.	We will provide more information on the specific path to closing in the near future.

Q13.	What happens between now and close? Is there any change to our day-to-day responsibilities or our strategic plan?

a.	Until the transaction closes, we will continue to operate as an independent company and our priorities remain the same – serving our customers and executing against our strategic plan every day.

b.	There are no changes to our roles, responsibilities, compensation, or benefits at this time. During this interim period, we will continue to operate the business as usual.

Q14.	What will happen to our leadership team? Will David Heard be joining Nokia? What will his role be? What about other leaders and managers?

a.

Following the close of the transaction, Infinera will be joining Nokia’s Optical Networks Division, which is part of Nokia’s Network Infrastructure Business Group and combines the company’s IP Networks, Optical Networks, and Fixed Networks Business.

b.

Until the deal closes, few decisions can be made about our future structure or staffing at any level, but what we can say with confidence is that we believe this combination will lay the foundation for a very bright future, and David Heard plans to be a part of that future.

c.	We believe Nokia is an excellent partner for Infinera and look forward to the next chapter of our journey with them.

Q15.	Will any of Infinera’s office locations be shut down?

a.	Infinera and Nokia will continue to operate separately and independently until the deal closes and we can’t speculate about plans for locations in the future.

b.	That said, we expect that the combined companies will have a significant global presence and we expect our customers will benefit from our larger geographic footprint.

c.	Our U.S. manufacturing presence is an attractive feature for Nokia.

d.	We expect this merger to be very positive for our customers and we will do everything we can to ensure they benefit from our enhanced capabilities.

Q16.	Where we have competing products/services in our respective portfolios, which will be the winner?

a.	Infinera and Nokia will operate separately and independently until the transaction closes, and we can’t speculate about that.

b.

Both Infinera and Nokia are strong innovators in optical networks. We are excited about this deal because both companies believe our combined portfolio will be more complete, more compelling, and more competitive than is the case for either company operating separately.

c.

The rationale behind the deal could really be summed up in one word: “scale.” Scale is vitally important, particularly in the optical networks business, and this is a great way in which we can achieve scale quickly, reliably, and with strong customer benefits.

Q17.	Will the deal have any impact on our committed product roadmap?

a.	Until the deal is approved and closed, nothing will change, and Infinera and Nokia will operate separately and independently. We can’t speculate about plans for the product portfolio in the future.

b.	Infinera remains committed and focused on delivering on our roadmap and other customer commitments.

Q18.	Will this impact Infinera’s pluggables strategy and planned delivery?

a.	Until the deal is approved and closed, nothing will change, and Infinera and Nokia will operate separately and independently. We can’t speculate about plans for the product portfolio in the future.

b.	Infinera remains committed and focused on delivering on our roadmap and other customer commitments.

Q19.	We’re about to make an offer that’s competitive with Nokia. Should we stop? Do we need to revise the terms and conditions of the deal?

a.

Until the transaction closes we should continue to operate the business as usual. That means continuing to compete independently for business. You should continue to pursue the deal following your existing plans.

Q20.	Nokia is predominantly a European company. How will this transaction impact Infinera’s U.S.-based manufacturing and packaging?

a.	Nokia is committed to the U.S. and has operations here already.

b.	Nokia has made several announcements about its commitment to invest in U.S.-based manufacturing.

c.

The company has a strong focus on business in the U.S. and is extremely active in government-sponsored programs, such as the Broadband Equity, Access, and Deployment (BEAD) Program, for which Nokia was the first technology vendor to announce the availability of Build America, Buy America-compliant products for use in critical broadband infrastructure projects focused on closing the digital divide.

Q21.	Will the Infinera name/brand go away?

a.	It is still early days, and many decisions about the future are yet to be made, including this one.

Employment Questions

Q22.	Will I become a Nokia employee?

a.	Once the transaction has been approved and is closed, Infinera employees will become Nokia employees.

Q23.	How will this transaction affect Infinera’s culture and mission?

a.

From the perspective of culture and mission, Infinera and Nokia are closely aligned. Both companies have long respected one another in the market and one of the reasons they find this combination so compelling is the great cultural, intellectual, and personality fit between the two organizations.

b.	Our companies are dedicated to driving innovation, quality, and unmatched customer satisfaction and business success.

Q24.	How will this combination impact how we work together? Infinera has an entrepreneurial culture and Nokia is a very large organization.

a.	We believe our organizations are very well aligned in terms of culture, particularly in the areas of innovation, quality, and customer service.

b.	As a combined company, we will be able to accelerate innovation and the development of new products and serve more customers globally at a time when optics are more important than ever.

c.	As part of a larger organization with more scope and reach, we expect there to be broader career opportunities for our people.

Q25.	Will there be a lot of layoffs? The investor presentation refers to synergies, which sometimes means layoffs.

a.

Expense synergies are not the reason for the proposed transaction. Instead, Nokia is looking to increase its scale and expertise with a goal of expanding its business opportunities and enhancing its technology. We will be far better positioned to serve customers in the rapidly evolving optical space as part of a larger company with deeper resources and capabilities.

b.

Synergies go well beyond staff redundancies and short-term cost savings. For example, Nokia expects to achieve post-integration synergies related to cost of sales due to supply chain efficiencies, including an improved negotiating position with suppliers as well as economies of scale in product development and lower standalone entity costs.

c.	It is too early to speculate about staffing until the deal closes and integration begins.

Q26.	What will the new combined organization look like? How will we be organized?

a.	Until the transaction closes, Infinera and Nokia will continue to operate separately and independently.

b.	During this interim period, a dedicated team of employees from both Infinera and Nokia will begin work on an integration plan, but no final decisions can be made until the deal closes.

c.	We are committed to communicating information with all of our employees as it becomes available to share.

Q27.	I am currently hiring. Does this change our hiring plans? What happens if I am interviewing someone from Nokia right now?

a.	Until the transaction closes, Nokia and Infinera will operate as separate and independent companies. It is business as usual regarding hiring.

Q28.	What will happen to our current compensation and benefits programs?

a.	There are no changes to our compensation or benefits programs at this time. Until the transaction closes, we will continue to operate the business as usual.

Q29.	Will I still be eligible for my annual bonus?

a.	Yes, we will continue to operate as an independent company. There are no changes to our compensation or benefits programs at this time.

Q30.	Can I sell my Infinera stock between today’s announcement and the close of the transaction?

a.	Infinera employees should continue to follow our trading windows and refer to our Insider Trading Policy for guidance.

Q31.	I am an Infinera shareholder. What will happen to my shares?

a.

For each Infinera share, Infinera shareholders will be able to elect to receive either 1) $6.65 in cash, 2) 1.7896 Nokia shares or 3) a combination of $4.66 in cash and 0.5355 Nokia shares. All Nokia shares will be issued in the form of American Depositary Shares. The definitive agreement includes a proration mechanism so that the Nokia shares issued in the transaction do not exceed an amount equal to approximately 30% of the aggregate consideration that may be paid to Infinera shareholders.

Q32.	What will happen to my unvested Restricted Stock Units (RSUs)?

a.

In general terms, your RSUs outstanding at the closing will be assumed by Nokia and, upon vesting, will become the right to receive Nokia stock, subject to appropriate adjustment to reflect the conversion to Nokia stock.

b.	The existing vesting schedule on your RSUs will continue when they are assumed by Nokia.

Q33.	What will happen to my Performance Share Units (PSUs)?

a.

In general terms, at the closing each PSU will vest to the extent provided in the award agreement governing that PSU and any other vesting terms that are applicable. When that happens, the PSU will be treated in one of three ways:

1.	Any PSUs that become vested with respect to both performance-based and service-based vesting conditions will receive $6.65 per PSU in cash.

2.

Any PSUs for which performance-based vesting conditions (x) are measured at the closing and deemed earned or (y) are otherwise deemed no longer applicable, but, in each case, remain subject to service-based vesting conditions, will be assumed by Nokia in the same manner provided in Q32.

3.

Any PSUs for which performance-based vesting conditions are measured and deemed not to be earned (unless the performance-based vesting conditions are otherwise deemed no longer applicable) at the closing will be canceled for no consideration.

Q34.	What will happen to 401(k) plans and other benefits?

a.	There are no changes to our compensation programs at this time. Until the transaction closes, we will continue to operate the business as usual.

Q35.	How will the stock in Employee Stock Ownership Plan (ESOP) accounts be treated?

a.	Our ESOP program has been suspended for some time. It is not expected to restart.

Q36.	Will you offer any early retirement packages? What about relocation opportunities?

a.	No decisions about future packages or programs have been made.

Q37.	Will Infinera’s remote work policy remain in place? What about other policies that govern how we work?

a.	There are no changes at this time. Until the transaction closes, we will continue to operate the business as usual.

Q38.	Will hire dates and service anniversaries be honored?

a.	Seniority will be honored.

Q39.	Can I post on social media about this transaction?

a.	You should feel free to repost news about the transaction from official Infinera and Nokia social channels, but please do not add additional comments.

b.	Beyond that, please do not discuss, comment on, or respond to discussions on social media regarding the transaction.

Q40.	How does this transaction affect my Infinera-sponsored visa/work permit?

a.	Until the transaction closes, we will continue to operate the business as usual. Our roles and responsibilities remain the same and there is no immediate impact on your immigration status.

b.

A dedicated team of employees from both Infinera and Nokia will begin work on an integration plan and will strive to ensure minimal to zero disruption in work authorization, as well as compliance with immigration regulations, but no final decisions can be made until the deal closes.

Q41.	What do I do if I am contacted by a member of the media, an analyst, or a shareholder about the transaction? What happens if someone asks me about this transaction at an Infinera event?

a.

Only approved spokespeople are authorized to discuss this transaction publicly. If you receive any external inquiries or are approached about the transaction, please direct them immediately to Scott Larson (slarson@infinera.com). Please forward queries from shareholders or financial analysts to Amitabh Passi (apassi@infinera.com).

b.	If you’re asked about the Nokia transaction at an event, please adhere to the below response and notify the communications team:

i.	“Thanks for the question. I’m not in a position to comment on that. Please send your question to Scott Larson (slarson@infinera.com).”

Q42.	Who can I reach out to if I have additional questions?

a.

If your questions are not covered in this FAQ, you can submit questions on the dedicated Hub page covering this transaction. We will continue to update and republish the FAQs based on new information we receive and common questions that come in.

Q43.	How will I receive additional information?

a.	We will continue to update and republish the FAQs.

Q44.	Are there any union issues to resolve in order to complete this transaction?

a.	We will follow all local, government, and statutory requirements to ensure we remain in compliance.

Additional Information and Where to Find It; Participants in the Solicitation

Infinera Corporation (“Infinera”), the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia Corporation (“Nokia”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”).

Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatementdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.”

Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION.

Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction at the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.infinera.com/), or by emailing Infinera’s investor relations department (apassi@infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially.

Statements in this communication that are forward-looking may include statements regarding: (1) the Transaction; (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Nokia’s and Infinera’s businesses; and (5) expectations for Nokia and Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Nokia and Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Nokia and Infinera related to the Transaction; (5) the possibility that the stock prices of Nokia or Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) for both Nokia and Infinera, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Nokia and Infinera file with the SEC. All forward-looking statements in this communication are based on information available to Nokia and Infinera as of the date of this communication, and, except as required by law, neither Nokia nor Infinera assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.